PRESS RELEASE

FOR IMMEDIATE RELEASE

Tembec closes the $98-million sale of its OSB business

Temiscaming (Quebec), February 27, 2006 – Tembec Inc. (“Tembec” or “the Company”) today announced that it has successfully completed the sale of its oriented strandboard (OSB) business located in Saint-Georges-de-Champlain, Quebec to Jolina Capital Inc. (“Jolina”) for total consideration of $98 million, of which $88 million relates to the closing and the balance is payable in the form of a $10 million interest-bearing note, repayable in equal annual instalments over a five-year period.

“The terms of the transaction and the ability of Jolina to provide timely closing were key for Tembec. It is a good transaction for both parties,” said Tembec President and Chief Executive Officer, James Lopez. “This transaction is consistent with an earlier announced plan aimed at generating between $100 and $150 million of additional liquidity through the monetization of non-core assets and other cash generation initiatives.”

Mr. Lopez concluded by wishing all employees at the Saint-Georges site the very best in the future. “The team at the Saint-Georges-de-Champlain site have been solid performers since Tembec’s acquisition of that business in 1995. We thank them for their dedicated service and wish both them and Jolina nothing but the best in the future,” said Mr. Lopez.

As a result of this transaction, the Company will record a gain of $63.5 million in the quarter ending March 25, 2006. The after tax effect will be $47.2 million or $0.55 per share.

Tembec is a large, diversified and integrated forest products company. With operations principally located in North America and in France, the Company employs approximately 10,000 people. Tembec’s common shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its website at www.tembec.com

This press release includes “forward-looking statements” within the meaning of securities laws. Such statements relate to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “anticipate”, “estimate”, “expect” and “project” or variations of such words. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, those identified in our periodic filings with securities regulatory authorities in Canada and the United States. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Information:	Pierre Brien
Vice President, Communications and Public Affairs
Tel.: (819) 627-4387